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                                                FOR IMMEDIATE RELEASE


   TURKCELL ANNOUNCES REVISION TO INTERCONNECTION AGREEMENT WITH TURK TELEKOM


Istanbul, Turkey, September 22, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced that on September 20, 2003, it has signed an agreement with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998, between Turkcell and Turk Telekom ("the Agreement"). Turkcell and Turk Telekom amended pricing terms of the Agreement in response to the Access and Interconnection Regulation introduced by the Telecommunication Authority of Turkey in May 2003. The amended agreement came into effect as of signature date.

All the following rates are set in Turkish Lira and will be revised by the parties every three months based on the consumer price index. During periods of sharp devaluation of the Turkish Lira, the devaluation rate will also be taken into consideration in such revisions. The amended pricing terms of the Agreement will be applicable until the end of 2004 when both parties will revise them based on conditions reached at that time. All the rates are net of all applicable taxes. US Dollar rates given in brackets after Turkish Lira denominated rates below are calculated based on the current exchange rate and may be subject to change.

According to the revised agreement, Turk Telekom will pay TRL210.000 (apprx. US$0.154) per minute to Turkcell for traffic originating on Turk Telekom's network and terminating on Turkcell's network. This rate, after quarterly revisions, will be subject to a discount of 4.762% in May 2004 as part of this agreement. Turkcell will pay TRL50.000 (apprx. US$0.037) per minute for local traffic and a net amount of TRL70.000 (apprx. US$0.051) for metropolitan and long distance traffic originating on Turkcell's network and terminating on Turk Telekom's network.

For international calls from Turkcell's network, Turkcell will pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs. Turk Telekom will pay Turkcell 45% of the international settlement charge that is transferred by the international carrier operator to Turk Telekom for incoming international calls terminating on Turkcell's network.

Turk Telekom will pay Turkcell TRL29.000 (apprx. US$0.021), for each SMS originating on Turk Telekom's network and terminating on Turkcell's network. Turkcell will pay Turk Telekom TRL15.000 (apprx. US$0.011) for each SMS originating on Turkcell's network and terminating on Turk Telekom's network.

The 'base unit price', which is the minimum price charged by Turk Telekom for the calls originating on its network and terminating on Turkcell's network, which was applicaple in

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the previous Agreement, is no longer regulated in the current amended version of the Agreement. As a result, both parties may revise their end-user tariffs for the calls terminating on each others' networks based on their costs and such revisions will not affect the call termination rates parties pay to each other.

Negotiations between the mobile phone operators on the call termination fee structure are progressing.

Turkcell is currently unable to comment on the impact of the new interconnect regime on its operations as the new regime may change long term call traffic patterns, which could result in a different traffic and revenue composition.

                               www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey.


For further information please contact:

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Contact:
Turkcell                                        Citigate Dewe Rogerson
Investors:                                      Europe:
Koray Ozturkler, Investor Relations             Kate Delahunty
Tel: +90-212/313-1500                           Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr          Email: kate.delahunty@citigatedr.co.uk
or                                              Toby Moore
                                                Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations               Email: toby.moore@citigatedr.co.uk
Tel: + 90-212/313-1290                          or
Email: mehmet.sezgin@turkcell.com.tr
investor.relations@turkcell.com.tr              United States:
                                                Victoria Hofstad/Jessica Wolpert
Media:
Zuhal Seker, Corporate Communications           Tel: +1-201-499-3500
Tel: + 90-212/313-2330                          Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr              jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TURKCELL ILETISIM HIZMETLERI A.S.


Date:  September 22, 2003                 By:  /s/ MUZAFFER AKPINAR
                                               -----------------------
                                          Name:  Muzaffer Akpinar
                                          Title: Chief Executive Officer